Exhibit 99.1

For release 6 November 2026

DAVION HEALTHCARE PLC APPOINTS VIENNA CAPITAL PARTNERS TO SUPPORT US$100 MILLION ACQUISITION FINANCING STRATEGY

Financial advisory appointment to support planned acquisitions of profitable, revenue-generating businesses during 2027

Davion Healthcare Plc (NASDAQ: DAVI) (“Davion” or the “Company”), a developer of non-invasive health monitoring technologies, announces that it has entered into a non-exclusive financial advisory agreement with Vienna Capital Partners LLC (“Vienna Capital”), a New York-based financial services firm, to support its proposed US$100 million-plus acquisition financing strategy for 2027.

The appointment forms part of Davion’s strategy to build a diversified healthcare and related services group through the acquisition of established, profitable and cash-generative businesses, principally in the United States. It follows the Company’s recent announcement of its proposed $13.5 million acquisition of Healthcare Stat Homecare Inc., a profitable US home healthcare business.

Under the agreement, Vienna Capital will advise Davion on institutional financing structures and potential funding arrangements to support its acquisition programme. The Company intends to focus principally on senior secured, non-convertible debt financing from institutional lenders, private credit providers and other financial institutions, with the objective of supporting acquisitions while minimising equity dilution for existing shareholders.

Davion has established an initial aggregate financing objective of US$100 million, with the potential to increase this as its acquisition programme develops.

The proposed financing is intended to support multiple acquisitions rather than a single transaction, with opportunities assessed according to their profitability, cash generation, asset backing and strategic contribution to the Group.

The Company will focus on established businesses with proven operating histories, sustainable revenues and positive cash flow. Financing arrangements are expected to be evaluated on a transaction-by-transaction basis and may be undertaken through Davion’s US subsidiary, Davion Healthcare Corp, or designated acquisition vehicles.

Glenn Williams, Chief Executive Officer of Davion, commented:

“Our strategy is to build a substantial healthcare and related services group by combining our proprietary technologies with established, profitable businesses that bring revenues, earnings and operational capabilities. The appointment of Vienna Capital is an important step in developing the financing arrangements to support that ambition. Our initial US$100 million financing objective reflects the scale of the acquisition opportunities we intend to pursue during 2027, and our preference is to use institutional debt wherever commercially appropriate, allowing us to expand while limiting dilution for existing shareholders. We look forward to working with Vienna Capital as we progress our acquisition programme.”

Dr Vincent deFilippo, Chief Executive Officer of Vienna Capital Partners LLC, added:

“Davion has an exciting opportunity to combine innovative healthcare technologies with established, profitable businesses to build a diversified healthcare group. We believe its acquisition strategy offers a compelling platform for long-term growth, and we are pleased to support the Company in evaluating institutional financing opportunities and developing the financial structures needed to pursue its ambitions.”

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Financing Arrangements

Vienna Capital will work with Davion to evaluate potential financing structures, institutional lending markets and funding alternatives appropriate to individual acquisitions.

The Company anticipates that financing arrangements, if successfully negotiated, will be tailored to individual transactions and may be implemented progressively throughout 2027.

Davion’s initial US$100 million financing objective is an indicative aggregate target and does not represent an established, committed or currently available credit facility. No binding lender commitments have been secured under the proposed programme.

Any future financing will be subject to lender approval, satisfactory due diligence, definitive documentation and applicable conditions. There can be no assurance that financing will be obtained in any particular amount or on acceptable terms, or that any proposed acquisition will be completed.

The Company will provide further updates as appropriate.

-ends-

Media Enquiries

Rosewood Communications
+44 (0) 20 7653 8702
davion@rosewoodpr.co.uk

Investor Relations Inquiries

Mark Komonoski
Partner
Integrous Communications
Toll Free: 877-255-8483
Mobile: 403-470-8384
mkomonoski@integcom.us

About Davion Healthcare Plc

Davion Healthcare Plc is a next-generation digital healthcare company developing proprietary, non-invasive health monitoring technologies designed to support the early identification of medical anomalies outside traditional clinical environments.

The Company’s flagship product, BreastCheck, is an FDA-registered at-home breast health screening test designed to identify potential abnormalities through changes in breast temperature. Davion’s broader portfolio includes technologies addressing circulation and foot health, testicular health, skin anomalies, wound monitoring, blood pressure and other areas of preventive healthcare.

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Davion’s growth strategy combines the development and commercialisation of its proprietary technologies with complementary acquisitions intended to expand the Group’s revenues, earnings, operating capabilities and presence in healthcare and related services markets.

Further information is available at www.davionhealthcare.com.

About Vienna Capital Partners LLC

Vienna Capital Partners LLC is a New York-based, FINRA-registered financial services firm and family office specialising in strategic capital solutions, investment banking advisory and management consulting services for private and publicly traded companies.

The firm advises on financing structures, mergers and acquisitions and corporate growth strategies, with activities spanning sectors including healthcare, energy, consumer products, private credit, logistics and technology infrastructure.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, those identified by words such as “believes,” “will,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions.

The statements in this release are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in these forward-looking statements.

Numerous factors could cause or contribute to such differences, including, but not limited to, the availability and terms of acquisition financing, the Company’s ability to identify, negotiate and complete suitable acquisitions, the financial performance of acquired businesses, the integration of acquired operations, the results of product evaluations, studies, regulatory reviews and commercial adoption, the challenges inherent in new product development initiatives, the impact of competitive products, the Company’s ability to license and protect its intellectual property, its ability to raise additional capital in the future, changes in government policy and/or regulation, potential litigation by or against the Company, and other risks discussed from time to time in the Company’s filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, or any information contained in this press release or in other public disclosures, except as required by applicable law.

The investing public is reminded that only announcements or information about Davion Healthcare Plc disseminated by the Company and bearing its name are considered official.

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